Exhibit (a)(5)(C)

Fresh Del Monte Produce Inc.
For information, contact:
Christine Cannella
Assistant Vice President, Investor Relations
305-520-8433

FOR IMMEDIATE RELEASE

FRESH DEL MONTE PRODUCE ANNOUNCES PRELIMINARY RESULTS

OF ITS MODIFIED DUTCH AUCTION TENDER OFFER

CORAL GABLES, Florida, December 3, 2014 – Fresh Del Monte Produce Inc. (NYSE: FDP) (the “Company”) announced today the preliminary results of its modified Dutch auction tender offer, which expired at 11:59 p.m., New York City time, on December 2, 2014.

Based on the preliminary information received from Computershare, the depositary for the tender offer, a total of approximately 2.4 million of the Company’s ordinary shares were validly tendered and not validly withdrawn at or below the purchase price of $34.50 per share, including approximately 0.3 million ordinary shares that were tendered through notice of guaranteed delivery.

In accordance with the terms and conditions of the tender offer and based on the preliminary count by the depositary, the Company expects to purchase in the tender offer all of the ordinary shares that were validly tendered and not validly withdrawn prior to the expiration of the tender offer, at a price of $34.50 per share, for an aggregate purchase price of approximately $82.6 million, excluding fees and expenses relating to the tender offer. The ordinary shares expected to be acquired represent approximately 4.2% of the total number of the Company’s ordinary shares issued and outstanding as of November 30, 2014.

The number of ordinary shares expected to be purchased in the tender offer and the purchase price are preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the depositary and is based on the assumption that all shares tendered through notice of guaranteed delivery will be delivered within the three trading day settlement period. The final number of shares to be purchased and the final purchase price will be announced following the expiration of the guaranteed delivery period and the completion by the depositary of the confirmation process. Payment for the shares accepted for purchase pursuant to the tender offer, and the return of all other shares tendered and not purchased, will occur promptly thereafter.

As noted in the Offer to Purchase relating to the tender offer, the Company may purchase additional ordinary shares in the future in the open market subject to market conditions. The Company also may purchase ordinary shares in private transactions, tender offers or otherwise. Under applicable securities laws, however, the Company may not purchase any of its ordinary shares until after December 16, 2014. Any future purchases of ordinary shares by the Company will depend on many factors, including the market price of the ordinary shares, the final results of the tender offer, the Company’s business and financial position and general economic and market conditions.

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Fresh Del Monte Produce Inc.

Credit Suisse Securities (USA) LLC is serving as the dealer manager. Georgeson Inc. is serving as information agent for the tender offer. Shareholders who have questions or would like additional information about the tender offer may contact the information agent for the tender offer, Georgeson Inc., by telephone at: (888) 566-8006, in writing to: 480 Washington Blvd., 26th Floor, Jersey City, NJ 07310, or by email to: FreshDelMonte@Georgeson.com.

About Fresh Del Monte Produce Inc.

Fresh Del Monte Produce Inc. is one of the world’s leading vertically integrated producers, marketers and distributors of high-quality fresh and fresh-cut fruit and vegetables, as well as a leading producer and distributor of prepared food in Europe, Africa, the Middle East and the countries formerly part of the Soviet Union. Fresh Del Monte markets its products worldwide under the Del Monte® brand, a symbol of product innovation, quality, freshness and reliability for more than 100 years.

Forward-looking Information

This press release contains certain forward-looking statements regarding the intents, beliefs or current expectations of the Company or its officers with respect to various matters. These forward-looking statements are based on information currently available to the Company and the Company assumes no obligation to update these statements. It is important to note that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The Company’s actual results may differ materially from those in the forward-looking statements as a result of various important factors, including those described under the caption “Key Information—Risk Factors” in Fresh Del Monte Produce Inc.’s Annual Report on Form 10-K for the year ended December 27, 2013, along with other reports that the Company has on file with the Securities and Exchange Commission.

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